UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 50)*

AutoZone, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

053332102

(CUSIP Number)

Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.053332102

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,929,039
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,929,039 (1)
	10.	Shared Dispositive Power 1,244,191 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,173,230 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 241,200 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Includes 112,400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(3)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No.053332102

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 540
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 540
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No.053332102

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 540
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 540
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) 00

(1)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No.053332102

1.	Names of Reporting Persons. Tynan, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,222
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,222 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,222 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) 00

(1)	Includes 400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No.053332102

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,929,039
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,929,039 (1)
	10.	Shared Dispositive Power 1,244,191 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,173,230 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 241,200 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Includes 112,400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(3)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No.053332102

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,929,579
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,929,579 (1)
	10.	Shared Dispositive Power 1,244,191 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,173,770 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 241,200 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Includes 112,400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(3)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No.053332102

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,216,385
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,990,985 (1)
	10.	Shared Dispositive Power 1,244,191 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,235,176 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 241,200 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Includes 112,400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(3)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

CUSIP No.053332102

1.	Names of Reporting Persons. William C. Crowley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,791
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,791 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,791 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 400 shares of common stock that are subject to covered call options as more fully described in Item 6 herein, which are subject to restrictions on disposition prior to the exercise or expiration of such call options.
(2)	Based upon 38,971,412 shares of common stock outstanding as of March 2, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 11, 2012 that was filed by the Issuer with the Securities and Exchange Commission on March 8, 2012.

This Amendment No. 50 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoZone, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 50 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below. Partners, Institutional, RBSIM, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.” Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Filing Persons are filing this Amendment No. 50 to report recent open-market sales of securities of the Issuer that have decreased the amount of Shares that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer. The disposition of the securities of the Issuer by the Filing Persons was an investment decision based upon the Filing Persons’ determination of several factors, including, without limitation, the market price for such securities.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of March 28, 2012, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	3,173,230		8.1%	1,929,039		0	1,929,039		1,244,191	(8)
ESL Institutional Partners, L.P.	540		0.0%	540		0	540		0
RBS Investment Management, L.L.C.	540		0.0%	540	(2)	0	540	(2)	0
Tynan, LLC	7,222		0.0%	7,222		0	7,222		0
RBS Partners, L.P.	3,173,230		8.1%	1,929,039	(3)	0	1,929,039	(3)	1,244,191	(8)
ESL Investments, Inc.	3,173,770		8.1%	1,929,579	(4)	0	1,929,579	(4)	1,244,191	(8)
Edward S. Lampert	3,235,176	(1)	8.3%	3,216,385	(5)	0	1,990,985	(7)	1,244,191	(8)
William C. Crowley	18,791		0.0%	18,791	(6)	0	0		18,791	(6)

(1)	This number consists of 1,929,039 Shares held by Partners, 540 Shares held by Institutional, 7,222 Shares held by Tynan, 11,569 Shares held by Mr. Crowley, 1,225,400 Shares held directly by Mr. Lampert and 61,406 Shares held by The Lampert Foundation (formerly known as the Edward and Kinga Lampert Foundation). Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own shares owned by, Investments. Mr. Lampert is the trustee of, and may be deemed to indirectly beneficially own securities owned by The Lampert Foundation.
(2)	This number consists of 540 Shares held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(3)	This number consists of 1,929,039 Shares held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(4)	This number consists of 1,929,039 Shares held by Partners and 540 Shares held by Institutional. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Investments is also the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM.
(5)	This number consists of 1,929,039 Shares held by Partners, 540 Shares held by Institutional, 1,225,400 Shares held directly by Mr. Lampert and 61,406 Shares held by The Lampert Foundation (formerly known as the Edward and Kinga Lampert Foundation). Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own shares owned by, Investments. Mr. Lampert is the trustee of, and may be deemed to indirectly beneficially own securities owned by The Lampert Foundation.
(6)	This number consists of 7,222 Shares held by Tynan and 11,569 Shares held by Mr. Crowley. In addition, Mr. Crowley directly owns options, which are not exercisable in the next 60 days and are not reflected in the table above, to purchase 3,000 Shares. Mr. Crowley is the manager of, and may be deemed to indirectly beneficially own securities owned by, Tynan.
(7)	This number consists of 1,929,039 Shares held by Partners, 540 Shares held by Institutional and 61,406 Shares held by The Lampert Foundation. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own shares owned by, Investments. Mr. Lampert is the trustee of, and may be deemed to indirectly beneficially own securities owned by The Lampert Foundation.
(8)	This number consists of 7,222 Shares held by Tynan, 11,569 Shares held by Mr. Crowley and 1,225,400 Shares held by Mr. Lampert. Partners has entered into letter agreements with Mr. Lampert and Mr. Crowley that restrict the purchase and sale of securities owned by Mr. Lampert and Mr. Crowley and may be deemed to have shared dispositive power over, and indirectly beneficially own securities owned by, Mr. Lampert and Mr. Crowley.
(c)	Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since January 25, 2012, the filing date of the last Amendment to Schedule 13D filed by the Filing Persons.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Between March 7, 2012 and March 28, 2012, the Filing Persons sold an aggregate of 3,536 covered call options relating to an aggregate of 353,600 Shares. The covered call options, which have an exercise price of either $350 or $360 per Share, as the case may be, and expire either on June 16, 2012 or September 22, 2012, as the case may be, were sold for an aggregate price of $11,313,062. The options may be exercised by the holders thereof prior to the expiration dates and must be settled (if at all) with Shares owned by the Filing Person. As of March 28, 2012, the Filing Persons had entered into the covered call options set forth in the table below.

Entity	Security	Quantity (# of Contracts)
ESL Partners, L.P.	AZO $350 Calls Exp 06/16/2012	223
ESL Partners, L.P.	AZO $360 Calls Exp 06/16/2012	1,533
ESL Partners, L.P.	AZO $350 Calls Exp 09/22/2012	656
Edward S. Lampert	AZO $350 Calls Exp 06/16/2012	103
Edward S. Lampert	AZO $360 Calls Exp 06/16/2012	712
Edward S. Lampert	AZO $350 Calls Exp 09/22/2012	305
Tynan, LLC	AZO $360 Calls Exp 06/16/2012	3
Tynan, LLC	AZO $350 Calls Exp 09/22/2012	1

In addition to these covered call options, the Filing Persons may from time to time enter into and dispose of additional covered call options or other similar derivative transactions that are based upon the value of the Shares or other securities of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be dependent, in whole or in part, on the market value of the Shares or the value of the Shares in comparison to one or more other financial instruments, indexes or securities, or a combination of any of the foregoing.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated as of October 10, 2000, entered into by and among ESL Investments, Inc. and AutoZone, Inc. (incorporated by reference to Exhibit 1 to the Company’s Amendment to Schedule 13D filed on October 11, 2000).

99.2	Underwriting Agreement, dated October 31, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc. (incorporated by reference to Exhibit 2 to the Company’s Amendment to Schedule 13D filed on November 3, 2003).

99.3	Agreement, dated as of June 25, 2008, between AutoZone, Inc. and ESL Investments, Inc. (incorporated by reference to Exhibit 3 to the Company’s Amendment to Schedule 13D filed on June 26, 2008).

99.4	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Company’s Amendment to Schedule 13D filed on June 2, 2010).

99.5	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 9 to the Company’s Amendment to Schedule 13D filed on June 2, 2010).

99.6	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2012	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

TYNAN, LLC

	By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	Manager

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

ESL INVESTMENTS, INC.

	By:	/s/ Adrian J. Maizey
	Name:	Adrian J. Maizey
	Title:	Chief Financial Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

WILLIAM C. CROWLEY

	By:	/s/ William C. Crowley

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Letter Agreement, dated as of October 10, 2000, entered into by and among ESL Investments, Inc. and AutoZone, Inc. (incorporated by reference to Exhibit 1 to the Company’s Amendment to Schedule 13D filed on October 11, 2000).

99.2	Underwriting Agreement, dated October 31, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc. (incorporated by reference to Exhibit 2 to the Company’s Amendment to Schedule 13D filed on November 3, 2003).

99.3	Agreement, dated as of June 25, 2008, between AutoZone, Inc. and ESL Investments, Inc. (incorporated by reference to Exhibit 3 to the Company’s Amendment to Schedule 13D filed on June 26, 2008).

99.4	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Company’s Amendment to Schedule 13D filed on June 2, 2010).

99.5	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 9 to the Company’s Amendment to Schedule 13D filed on June 2, 2010).

99.6	Joint Filing Agreement (filed herewith).

ANNEX A

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTOZONE, INC.

Entity	Date of Transaction	Description of Transaction	Securities Disposed	Weighted Average Price per Security
ESL Partners, L.P.	1/26/2012	Open Market Sales	34,750	$348.61	(1)
ESL Partners, L.P.	1/27/2012	Open Market Sales	29,148	$348.14	(2)
ESL Partners, L.P.	3/7/2012	Open Market Sales of Covered Call Options	223	$39.00
ESL Partners, L.P.	3/7/2012	Open Market Sales of Covered Call Options	538	$30.13	(3)
ESL Partners, L.P.	3/7/2012	Open Market Sales of Covered Call Options	199	$30.84	(4)
ESL Partners, L.P.	3/8/2012	Open Market Sales	8,877	$382.34	(5)
ESL Partners, L.P.	3/8/2012	Open Market Sales of Covered Call Options	442	$30.76	(6)
ESL Partners, L.P.	3/9/2012	Open Market Sales	21,533	$382.59	(7)
ESL Partners, L.P.	3/9/2012	Open Market Sales of Covered Call Options	183	$27.70	(8)
ESL Partners, L.P.	3/13/2012	Open Market Sales	69,662	$380.04	(9)
ESL Partners, L.P.	3/13/2012	Open Market Sales of Covered Call Options	171	$26.70
ESL Partners, L.P.	3/14/2012	Open Market Sales	835	$381.74	(10)
ESL Partners, L.P.	3/16/2012	Open Market Sales	26,625	$379.00	(11)
ESL Partners, L.P.	3/20/2012	Open Market Sales	12,084	$378.54	(12)
ESL Partners, L.P.	3/21/2012	Open Market Sales	3,665	$378.54	(13)
ESL Partners, L.P.	3/23/2012	Open Market Sales	7,920	$379.11	(14)
ESL Partners, L.P.	3/26/2012	Open Market Sales	24,312	$379.14	(15)
ESL Partners, L.P.	3/26/2012	Open Market Sales	77	$380.33
ESL Partners, L.P.	3/27/2012	Open Market Sales	51,262	$379.70	(16)
ESL Partners, L.P.	3/27/2012	Open Market Sales	51,954	$380.73	(17)
ESL Partners, L.P.	3/28/2012	Open Market Sales	88	$380.00
ESL Partners, L.P.	3/28/2012	Open Market Sales of Covered Call Options	656	$34.90
ESL Institutional Partners, L.P.	1/26/2012	Open Market Sales	10	$348.61	(1)
ESL Institutional Partners, L.P.	1/27/2012	Open Market Sales	8	$348.14	(2)
ESL Institutional Partners, L.P.	3/8/2012	Open Market Sales	2	$382.34	(5)
ESL Institutional Partners, L.P.	3/9/2012	Open Market Sales	6	$382.59	(7)
ESL Institutional Partners, L.P.	3/13/2012	Open Market Sales	19	$380.04	(9)
ESL Institutional Partners, L.P.	3/16/2012	Open Market Sales	7	$379.00	(11)
ESL Institutional Partners, L.P.	3/20/2012	Open Market Sales	3	$378.54	(12)
ESL Institutional Partners, L.P.	3/21/2012	Open Market Sales	1	$378.54	(13)
ESL Institutional Partners, L.P.	3/23/2012	Open Market Sales	2	$379.11	(14)
ESL Institutional Partners, L.P.	3/26/2012	Open Market Sales	7	$379.14	(15)
ESL Institutional Partners, L.P.	3/27/2012	Open Market Sales	14	$379.70	(16)
ESL Institutional Partners, L.P.	3/27/2012	Open Market Sales	15	$380.73	(17)

Entity	Date of Transaction	Description of Transaction	Securities Disposed	Weighted Average Price per Security
Edward S. Lampert	1/26/2012	Open Market Sales	23,220	$348.61	(1)
Edward S. Lampert	1/27/2012	Open Market Sales	19,243	$348.14	(2)
Edward S. Lampert	3/7/2012	Bona Fide Gift to The Lampert Foundation	26,094	$0
Edward S. Lampert	3/7/2012	Open Market Sales of Covered Call Options	103	$39.00
Edward S. Lampert	3/7/2012	Open Market Sales of Covered Call Options	250	$30.13	(3)
Edward S. Lampert	3/7/2012	Open Market Sales of Covered Call Options	93	$30.84	(4)
Edward S. Lampert	3/8/2012	Open Market Sales	1,037	$382.34	(5)
Edward S. Lampert	3/8/2012	Open Market Sales of Covered Call Options	206	$30.76	(6)
Edward S. Lampert	3/9/2012	Open Market Sales	12,558	$382.59	(7)
Edward S. Lampert	3/9/2012	Open Market Sales of Covered Call Options	85	$27.70	(8)
Edward S. Lampert	3/13/2012	Open Market Sales	43,949	$380.04	(9)
Edward S. Lampert	3/13/2012	Open Market Sales of Covered Call Options	78	$26.70
Edward S. Lampert	3/14/2012	Open Market Sales	468	$381.74	(10)
Edward S. Lampert	3/16/2012	Open Market Sales	16,838	$379.00	(11)
Edward S. Lampert	3/20/2012	Open Market Sales	8,089	$378.54	(12)
Edward S. Lampert	3/21/2012	Open Market Sales	2,360	$378.54	(13)
Edward S. Lampert	3/23/2012	Open Market Sales	5,684	$379.11	(14)
Edward S. Lampert	3/26/2012	Open Market Sales	15,671	$379.14	(15)
Edward S. Lampert	3/26/2012	Open Market Sales	50	$380.33
Edward S. Lampert	3/27/2012	Open Market Sales	32,712	$379.70	(16)
Edward S. Lampert	3/27/2012	Open Market Sales	33,154	$380.73	(17)
Edward S. Lampert	3/28/2012	Open Market Sales	10	$380.00
Edward S. Lampert	3/28/2012	Open Market Sales of Covered Call Options	305	$34.90
The Lampert Foundation	1/26/2012	Open Market Sales	704	$348.61	(1)
The Lampert Foundation	1/27/2012	Open Market Sales	588	$348.14	(2)
The Lampert Foundation	3/8/2012	Open Market Sales	193	$382.34	(5)
The Lampert Foundation	3/9/2012	Open Market Sales	664	$382.59	(7)
The Lampert Foundation	3/13/2012	Open Market Sales	2,212	$380.04	(9)
The Lampert Foundation	3/14/2012	Open Market Sales	25	$381.74	(10)
The Lampert Foundation	3/16/2012	Open Market Sales	846	$379.00	(11)
The Lampert Foundation	3/20/2012	Open Market Sales	393	$378.54	(12)
The Lampert Foundation	3/21/2012	Open Market Sales	117	$378.54	(13)
The Lampert Foundation	3/23/2012	Open Market Sales	265	$379.11	(14)
The Lampert Foundation	3/26/2012	Open Market Sales	779	$379.14	(15)
The Lampert Foundation	3/26/2012	Open Market Sales	2	$380.33
The Lampert Foundation	3/27/2012	Open Market Sales	1,634	$379.70	(16)
The Lampert Foundation	3/27/2012	Open Market Sales	1,657	$380.73	(17)
The Lampert Foundation	3/28/2012	Open Market Sales	2	$380.00
Tynan, LLC	1/26/2012	Open Market Sales	137	$348.61	(1)

Entity	Date of Transaction	Description of Transaction	Securities Disposed	Weighted Average Price per Security
Tynan, LLC	1/27/2012	Open Market Sales	115	$348.14	(2)
Tynan, LLC	3/7/2012	Open Market Sales of Covered Call Options	1	$30.32
Tynan, LLC	3/8/2012	Open Market Sales	24	$382.34	(5)
Tynan, LLC	3/8/2012	Open Market Sales of Covered Call Options	1	$30.76
Tynan, LLC	3/9/2012	Open Market Sales	81	$382.59	(7)
Tynan, LLC	3/13/2012	Open Market Sales	271	$380.04	(9)
Tynan, LLC	3/13/2012	Open Market Sales of Covered Call Options	1	$26.70
Tynan, LLC	3/14/2012	Open Market Sales	3	$381.74	(10)
Tynan, LLC	3/16/2012	Open Market Sales	104	$379.00	(11)
Tynan, LLC	3/20/2012	Open Market Sales	48	$378.54	(12)
Tynan, LLC	3/21/2012	Open Market Sales	14	$378.54	(13)
Tynan, LLC	3/23/2012	Open Market Sales	32	$379.11	(14)
Tynan, LLC	3/26/2012	Open Market Sales	96	$379.14	(15)
Tynan, LLC	3/27/2012	Open Market Sales	200	$379.70	(16)
Tynan, LLC	3/27/2012	Open Market Sales	203	$380.73	(17)
Tynan, LLC	3/28/2012	Open Market Sales of Covered Call Options	1	$34.90
William C. Crowley	1/26/2012	Open Market Sales	69	$348.61	(1)
William C. Crowley	1/27/2012	Open Market Sales	5	$348.14	(2)
WCC 2010 GRAT IV	1/27/2012	Open Market Sales	52	$348.14	(2)
WCC 2010 GRAT IV	3/8/2012	Open Market Sales	20	$382.34	(5)
WCC 2010 GRAT IV	3/9/2012	Open Market Sales	42	$382.59	(7)
WCC 2010 GRAT IV	3/13/2012	Open Market Sales	142	$380.04	(9)
WCC 2010 GRAT IV	3/14/2012	Open Market Sales	1	$381.74	(10)
WCC 2010 GRAT IV	3/16/2012	Open Market Sales	52	$379.00	(11)
WCC 2010 GRAT IV	3/20/2012	Open Market Sales	24	$378.54	(12)
WCC 2010 GRAT IV	3/21/2012	Open Market Sales	7	$378.54	(13)
WCC 2010 GRAT IV	3/23/2012	Open Market Sales	17	$379.11	(14)
WCC 2010 GRAT IV	3/26/2012	Open Market Sales	48	$379.14	(15)
WCC 2010 GRAT IV	3/27/2012	Open Market Sales	103	$379.70	(16)
WCC 2010 GRAT IV	3/27/2012	Open Market Sales	105	$380.73	(17)

(1)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $348.58 to $348.81 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(2)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $348.00 to $348.92 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(3)	This price represents the approximate weighted average price per security of the Issuer, of sales that were executed at prices ranging from $29.70 to $30.60 per security. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of securities sold at each price.

(4)	This price represents the approximate weighted average price per security of the Issuer, of sales that were executed at prices ranging from $30.80 to $31.00 per security. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of securities sold at each price.

(5)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $382.00 to $382.63 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(6)	This price represents the approximate weighted average price per security of the Issuer, of sales that were executed at prices ranging from $30.60 to $31.20 per security. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of securities sold at each price.

(7)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $382.45 to $383.04 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(8)	This price represents the approximate weighted average price per security of the Issuer, of sales that were executed at prices ranging from $27.70 to $27.72 per security. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of securities sold at each price.

(9)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $380.00 to $380.24 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(10)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $381.50 to $382.08 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(11)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $379.00 to $379.02 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(12)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $378.50 to $378.65 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(13)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $378.15 to $378.89 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(14)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $379.10 to $379.22 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(15)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $379.00 to $379.98 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(16)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $379.23 to $380.22 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(17)	This price represents the approximate weighted average price per share of common stock of the Issuer, par value $0.01 per share, of sales that were executed at prices ranging from $380.23 to $381.13 per Share. The reporting person undertakes to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.